VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

May 28, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Alexandra Barone, Division of Corporate Finance, Office of Technology

Re:	Gores Holdings VI, Inc.

Registration Statement on Form S-4

Filed April 6, 2021

File No. 333-255050

Dear Ms. Barone:

This letter is sent on behalf of Gores Holdings VI, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated May 4, 2021 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form S-4 filed on April 6, 2021

Questions and Answers

If I am a Public Warrant holder, can I exercise redemption rights with respect to my Public Warrants?, page 21

1.

Comment: Clarify that although holders of the company’s outstanding public warrants do not have redemption rights in connection with the business combination, if they choose to redeem shares of Class A stock, they may still exercise their warrants if the merger is consummated.

Ms. Alexandra Barone May 28, 2021 Page 2

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 21 to reflect the Staff’s comment.

Summary, page 45

2.

Comment: Please revise your risk summary to include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the offering speculative or risky. Refer to Item 105 of Regulation S-K.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 45 through 48 to reflect the Staff’s comment.

Risk Factors, page 52

3.

Comment: We note the exclusive forum provision included in your amended and restated bylaws. Please include a risk factor highlighting the potential restrictions that the provision may have on the rights of investors.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 74 and 75 to reflect the Staff’s comment.

Certain Financial Projections Provided to Our Board, page 116

4.

Comment: Please tell us how your material assumptions provide a basis for the significant increases to the financial projection of your revenues and reasonably support such changes. Please disclose the estimated number of free and paid subscribers and estimated space under management for each projection year.

Response: The Staff’s comment is noted. Matterport respectfully provides the following additional information with respect to the material assumptions in Matterport’s financial projections for the Staff’s consideration.

Matterport’s revenue projections are based on its estimated penetration of its total addressable market and its current serviceable addressable market for the years ending December 31, 2021 through December 31, 2025, as well as expected growth in the number of paying customers that use Matterport’s platform. Matterport estimated that growth in its penetration rates and an increase in paying customers will drive its revenue growth during the projection period.

Matterport estimated its current total addressable market as the global building stock of over four billion properties and 20 billion spaces. Of the total addressable market, Matterport estimates its current serviceable addressable market—which Matterport considers to be those spaces most likely to represent the total opportunity based on use cases where Matterport already has customers and products in the countries in which it is currently doing business—to be approximately 1.3 billion spaces worldwide, primarily from the real estate, architecture, engineering, and construction (AEC), repair and insurance, facilities management and retail, and travel and hospitality sectors. For purposes of the financial projections, Matterport assumed that its total addressable market would increase by approximately 2% per year during the period due to increased global construction activity, and its serviceable addressable market would increase from approximately 5% of its total addressable market to approximately 23% of its total addressable market due primarily to Matterport’s entry into new countries and its introduction of new products, including the Android Capture app, which is available to billions of Android smartphone users in 175 countries.

Ms. Alexandra Barone May 28, 2021 Page 3

Matterport then estimated its expected penetration rates for its serviceable addressable market based on its historical penetration rates and expected new product introductions. Specifically, Matterport estimated that its penetration rate would increase from approximately 0.36% of its serviceable addressable market in 2020 to approximately 1.87% of its serviceable addressable market in 2025. Matterport believes this increase is reasonable based on its current relatively small penetration rate as of the date the projections were prepared as well as the increase in its historical penetration rates following the introduction of new products such as the Matterport for iPhone app, and its expectations and pipeline relating to new products and intent to accelerate Matterport’s international expansion. Based on Matterport’s estimated penetration rates and serviceable addressable market, the estimated number of Matterport’s spaces under management (“SUM”) would total the following for each year during the projection period:

(millions)	2021	2022	2023	2024	2025
SUM	11.0	26.7	47.5	73.6	96.1

Matterport then estimated the number of paid subscribers for each year as a percentage of its total SUM for the applicable year. Matterport estimated that this percentage would increase from approximately 1.02% of its SUM in 2020 to approximately 3.69% of its SUM in 2025, which Matterport believes is reasonable based on its current relatively small percentage of paid subscribers as of the date the projections were prepared and continued increased adoption of Matterport’s products and services by enterprise customers and other paid subscribers. Matterport estimated that the number of its free and paid subscribers would total the following for each year during the projection period:

(millions)	2021	2022	2023	2024	2025
Free	1.3	3.7	8.8	16.8	28.2
Paid	0.1	0.5	1.1	2.1	3.5

Total	1.4	4.2	9.9	18.9	31.7

Finally, Matterport evaluated its current average revenue per paying customer and applied this amount to its estimated paid subscribers in order to derive its estimated revenue for subscription and license revenue during the projection period. Matterport expects that its average revenue per paying customer will decrease from 2021 to 2025 as increased use of its products and services by a large and growing population of free subscribers will decrease its average revenue per paying customer.

Based on this expected growth in its penetration rates and increase in paying customers, Matterport anticipates that its annual subscription and license revenues will increase by an average of approximately 71% per year from 2020 through 2025. Matterport believes this assumed growth is reasonable given its historical actual increase in subscription and license revenue of approximately 84% from the year ended December 31, 2019 to the year ended December 31, 2020.

In addition to Matterport’s expected growth in subscription and license revenue, Matterport expects continued growth in services revenue as it grows its Capture ServicesTM business. In April 2021, Matterport launched Matterport Capture ServicesTM, an online services platform that delivers a convenient turnkey solution for enterprises that need to quickly and simultaneously digitize tens of thousands of real estate assets globally. As such, Matterport expects to increase its services revenue from approximately $7.7 million in 2020 to approximately $61.8 million in 2025, or an approximate 59% average annual growth rate during the period. Matterport believes this assumed growth is reasonable given its historical actual increase in services revenue of approximately 168% from the year ended December 31, 2019 to the year ended December 31, 2020 and with the launch of new products and services such as Matterport’s most recent April 2021 release.

Matterport has estimated that its product revenues will increase from approximately $31.3 million to approximately $39 million from 2020 to 2025. Although Matterport’s product revenues increased by approximately 78% from the year ended December 31, 2019 to the year ended December 31, 2020, Matterport did not assume that it would have significant growth in product revenues during the projections period, as Matterport’s strategy is to enable third-party hardware devices with Matterport’s service, giving customers a choice based on their needs and use cases, and therefore Matterport expects more modest future growth in product sales and revenue.

Matterport’s projected growth in revenues through 2025 assumes that Matterport succeeds in increasing its penetration of its serviceable addressable market and number of paid subscribers. Matterport expects that market adoption of its products and services and its estimated revenue growth will be dependent upon its investments in new products, sales and marketing efforts, expansion of its network of technicians, enhancement of its platform to provide ease of use for customers to schedule and manage their services, and international expansion.

Additionally, pursuant to the Staff’s request, the Company has revised the disclosure beginning on pages 121 and 122 to reflect the Staff’s comment regarding disclosure of Matterport’s assumptions with respect to subscribers and space under management.

Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 127

5.

Comment: You state that this section “is a discussion of material U.S. federal income tax considerations for holders of our shares of Class A Stock that elect to have their Class A Stock redeemed for cash if the Business Combination is completed.” Please revise to discuss the material tax consequences of the business combination to each company’s stockholders

Ms. Alexandra Barone May 28, 2021 Page 4

and the company. In this regard, the merger agreement indicates that the parties intend for the merger and related transactions to be tax free under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the disclosure beginning on page 137 has been revised. In addition, the Company has filed a tax opinion of Matterport’s counsel as Exhibit 8.1 to Amendment No. 1.

Matterport Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019 Revenues, page 223

6.

Comment: We note your subscription revenue increased 69% year over year, in which you indicate was primarily attributable to the higher volume of subscription plans from additional new subscribers. Please expand your disclosure to quantify the increase between new subscribers and revenue from additional sales to existing customers. Refer to Section III.B of SEC Release No. 33-8350.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 234 to reflect the Staff’s comment.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 229

7.

Comment: Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described on page F-8.

Response: The Staff’s comment is noted. Matterport respectfully provides the following additional information for the Staff’s consideration.

Ms. Alexandra Barone May 28, 2021 Page 5

Equity Grants and Common Stock Valuation

To facilitate the Staff’s review, the table below contains a complete list of equity awards, including the stock options (“Options”) and restricted stock units (“RSUs”), granted by Matterport from January 1, 2020 to April 6, 2021, the initial filing date of the Registration Statement (the “Review Period”), together with the exercise price per share (in the case of stock option grants) and the underlying common stock fair value per share used for financial reporting purposes. Matterport has not made any other equity incentive grants during the Review Period.

Awards Type	Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price per Share	Valuation Report Reference for Fair Value	Fair Value of common stock Used for Stock- Based Compensation
Options	February 6, 2020	1,193,000	$2.72	Feb 15, 2019	$2.72
Options	May 7, 2020	837,000	$2.90	Feb 29, 2020	$2.90
Options	July 14, 2020	329,000	$2.98	Jun 30, 2020	$2.98
Options	October 14, 2020	881,550	$4.68	Sep 30, 2020	$4.68
RSUs	February 12, 2021	183,336	N/A	Feb 8, 2021	$38.70
RSUs	February 19, 2021	145,168	N/A	Feb 8, 2021	$38.70

The discussion of Matterport’s stock-based compensation is primarily contained within the section of the Registration Statement titled “Matterport Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation” and “—Common Stock Valuation” (“MD&A”) and appears on pages 243 through 246 of Amendment No. 1.

The estimate of the fair value per share of Matterport’s common stock had been determined at each grant date by Matterport’s Board of Directors (the “Matterport Board”), with input from management and corroboration from contemporaneous, independent third-party valuations (each, a “Prior Valuation,” and collectively, the “Prior Valuations”). Given the absence of a public trading market of Matterport’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Matterport Board

Ms. Alexandra Barone May 28, 2021 Page 6

exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of Matterport’s common stock at each grant date.

As discussed below, the methodologies used by Matterport and the third-party valuation specialists to determine the fair value of Matterport’s common stock included the Option Pricing Method (“OPM”) through December 2020 and a hybrid (the “Hybrid Method”) of the probability weighted expected return method (“PWERM”) and OPM through the initial filing of the Registration Statement.

The OPM estimates the value of Matterport’s common equity by treating the rights of the holders of Matterport’s common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of Matterport’s preferred shares, as well as their rights to participation. Therefore, the value of Matterport’s common stock can be determined by estimating the value of its portion of each of these call option rights. Consequently, Matterport’s common stock has value only if the funds available for distribution to Matterport’s shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by Matterport, as well as the economic and control rights of each share class.

The Hybrid Method is a hybrid of the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events. Matterport considered two scenarios: (a) an initial public offering or a merger with a special purpose acquisition company (“SPAC”), and (b) continuing as a private company. Under the Hybrid Method, Matterport used the OPM, the if-converted method, and the liquidation method to allocate the equity value of its business among the various classes of Matterport’s stock. The if-converted method presumes that all shares of Matterport’s redeemable convertible preferred stock convert into shares of Matterport common stock based upon their conversion terms, and differences in the rights and preferences of the shares of Matterport’s redeemable convertible preferred stock are ignored. The liquidation method presumes payment of proceeds in accordance with the liquidation terms of each class of Matterport stock.

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The table below summarizes Matterport’s most recent third-party valuations of its common stock:

Date of Third-Party Valuation	Common Stock Valuation Methodology	Fair Value of common stock
February 15, 2019	OPM-Backsolve Method	$2.72
February 29, 2020	OPM-Backsolve Method	$2.90
June 30, 2020	OPM-Backsolve Method	$2.98
September 30, 2020	OPM-Guideline Public Company (“GPC”) Method	$4.68
December 31, 2020	Hybrid Approach: 1) OPM -Discounted Cash Flow (“DCF”) Method and Calibrated Backsolve Method (with a 50% weighting) 2) PWERM (with a 50% weighting)	$23.13
February 8, 2021	Hybrid Approach: 1) OPM (with a 25% weighting) 2) PWERM (with a 75% weighting)	$38.70

Changes in the Fair Values of Underlying Common Stock

The Prior Valuations are summarized below, along with a discussion of Matterport’s use of the Prior Valuations in determining the fair value for computing stock-based compensation expense as of each date when Matterport granted equity awards during the Review Period. The discussion below highlights the differences in methodology as well as the assumption considered by the valuation specialists for each Valuation Report.

Grants on February 15, 2020, May 7, 2020 and July 14, 2020

The results of the Prior Valuation dated as of February 15, 2019, February 29, 2020, and June 30, 2020 are summarized in the table below, along with Matterport’s assessment of the fair value used for computing stock-based compensation expense.

Grant Date	Date of Third-Party Valuation	Common Stock Valuation Methodology	Enterprise Value Assigned to the Scenario	DLOM (Note A)	Fair Value of common stock
February 15, 2020	February 15, 2019	OPM-Backsolve Method	$211.36 million	30%	$2.72
May 7, 2020	February 29, 2020	OPM-Backsolve Method	$249.96 million	30%	$2.90
July 14, 2020	June 30, 2020	OPM-Backsolve Method	$272.66 million	30%	$2.98

Note A: Fair Value of common stock presented in table, adjusted for discount for lack of marketability (“DLOM”) as presented in the Valuation Reports.

There were no material changes of methodologies, assumptions or inputs applied during the above valuation periods. At each valuation date, Matterport used the Backsolve method to estimate Matterport’s enterprise value implied by a selection of guideline transactions. The enterprise value

Ms. Alexandra Barone May 28, 2021 Page 8

was then allocated to the different classes of Matterport’s equity securities using an OPM allocation framework. Matterport applied a DLOM of 30%, which reflected Matterport’s growth stage of development, estimated time to liquidity event, high estimated volatility related to earnings, and lack of near-term expected distributions.

From February 2019 to June 2020, Matterport issued and sold shares of its Series D Preferred Stock to investors, including 3,849,345 shares of Series D redeemable convertible preferred stock for total cash proceeds of $31.9 million in February 2019 and 5,269,979 shares of Series D redeemable convertible preferred stock for total cash proceeds of $43.7 million in the April and June 2020. The issuance price, before any discounts of conversion, remained the same at $8.3131 per share.

In addition, from January 2020 to March 2020, Matterport issued convertible notes to various investors amounting to $8.5 million (“2020 Notes”). As per the terms of the convertible note agreement, if a “qualified financing”, defined as a transaction or series of transactions by which Matterport sells redeemable convertible preferred stock for aggregate gross proceeds of at least $10.0 million, occurs prior to the payment of the notes, then the notes plus accrued and unpaid interest shall automatically convert into shares of Matterport’s redeemable convertible preferred stock at a price paid by the other purchasers of the redeemable convertible preferred stock sold in the qualified financing discounted by 10.0% if converted prior to January 2021, and 15.0%, if converted on or after January 2021. In April 2020, along with the additional issuance of Series D redeemable convertible preferred stock, all of the convertible notes, including unpaid accrued interest of $8.6 million, converted into 1,148,010 shares of Matterport’s Series D redeemable convertible preferred stock at $7.48179 per share.

Furthermore, Matterport evaluated if there were any significant changes to the business or other relevant factors to determine the fair value of its common stock. Matterport determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of its common stock between February 2019 and February 2020. With the outbreak of COVID-19 in early 2020, Matterport started experiencing business uncertainties, including supply chain constraints due to the outbreak of the pandemic. To better pivot itself in the uncertainty in the markets, Matterport implemented a workforce restructuring and reduced spending on certain development programs in order to preserve operating flexibility and working capital, given the duration and impact of the COVID-19 outbreak. Matterport was able to capture increasing demand of its products and services as the needs of property digitalization application started picking up from April 2020.

Based on above analysis, Matterport believes that its common stock fair value change during the period was reasonable. Matterport believed it was appropriate, for financial reporting purpose, to use:

•	the February 15, 2019 valuation to determine the fair value of Matterport’s common stock as of the February 15, 2020 grant date;

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•	the February 20, 2020 valuation to determine the fair value of Matterport’s common stock as of the May 7, 2020 grant date; and

•	the June 30, 2020 valuation to determine the fair value of Matterport’s common stock as of the July 14, 2020 grant date.

Grants on October 14, 2020

The results of the Prior Valuation dated as of September 30, 2020, are summarized in the table below, along with Matterport’s assessment of the fair value used for computing stock-based compensation expense.

	Enterprise Value Assigned to the Scenario	DLOM	Post- DLOM Value per Share	Weight	Fair Value of common stock
OPM- GPC Method	$347.38 million	30%	4.16	80%	$3.33

Secondary Sale of $6.75	—	—	—	20%	$1.35

Prior Valuation Fair Value					$4.68

Matterport derived the enterprise value using the GPC Method in the September 30, 2020 Valuation. In applying the GPC Method, Matterport utilized a blend of both trailing 12-months revenue (“TTM”) and next 12-months forecast revenue (“NTM”). During this period, the COVID-19 pandemic and resulting responses, including the continuous qualitative easing by central banks, caused significant increases in volatility and expansion of valuation multiples among Matterport’s peer companies. Matterport selected revenue as the most appropriate comparison metric and determined a custom multiple of 4.6x based on a peer group of publicly traded companies, which resulted in an estimated enterprise value of $310.29 million. To arrive at equity value, Matterport’s effective cash balance of $50.84 million was added to the implied enterprise value. Additionally, Matterport’s then-effective debt of $13.74 million was subtracted from the implied enterprise value. Given the above-noted selection of financial metrics and the concluded weight on the reliability of each comparative multiple, Matterport determined an estimated value of $347.38 million as of September 30, 2020. The total fair value of equity was then allocated to Matterport’s shares of common stock using the OPM allocation framework.

Additionally, there was a secondary sales transaction of Matterport common stock on September 9, 2020, in which three former employees sold a total of 521,970 shares to a new investor at a price of $6.75 per share, for aggregate consideration of approximately $3.5 million.

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The transactions were privately negotiated between the applicable buyer and the sellers, with Matterport electing not to exercise a right of first refusal (“ROFR”) with respect to the secondary sales. Matterport did not assist in the transactions, with the sellers initiating the discussions themselves with a buyer who was generally known from other activities. The number of shares of Matterport’s common stock involved in the sale transactions represented approximately 6% of the total shares of Matterport’s common stock issued and outstanding, and approximately 1% of the total shares of Matterport’s common stock on a fully diluted basis, as of the valuation date. As a result, Matterport considered it reasonable to factor these third party transactions into the September 30, 2020 common stock valuation with a less significant weight of 20% in determine the fair value of the Matterport common stock.

Matterport completed its workforce restructuring by September 2020 as part of its operational and financing strategies by reducing personnel and related expenses. Matterport continued to see robust growth in business activities, including an increase in its number of subscribers and spaces under management since second quarter of 2020. Further, as of September 30, 2020, the Matterport Board had not determined if an initial public offering or other similar type of transaction (such as a business combination with a SPAC) would be the most advantageous means of raising capital, and the Matterport Board was considering other strategic alternatives such as another round of financing.

As a result, Matterport believed the common stock fair value change during the three-month period ended September 30, 2020 was reasonable, and it was appropriate to use the September 2020 valuation to determine the fair value of Matterport’s common stock as of the October 14, 2020 grant date for financial reporting purposes considering that no significant business changes or other milestone events had occurred between the two dates.

Grants on February 12 and February 19, 2021

The results of the Prior Valuation dated as of January 31, 2021, are summarized in the table below, along with Matterport’s assessment of the fair value used for computing stock-based compensation expense.

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December 31, 2020 Valuation	Enterprise Value	Weight		Enterprise Value	Weight	Weighted Common Share Value
OPM Analysis			PWERM Analysis
DCF Method	$681.89M	50%	SPAC Transaction for 0.5 years	$2,165.54	100%
Calibrated Backsolve Method	$682.49M	50%
Common stock value	$12.85		Common stock value	$41.41
DLOM	30%		DLOM	10%
Post-DLOM Value per Share	$8.99	50%	Post-DLOM per share	$37.26	50%
Prior Valuation Fair Value						$23.13

The material change from the September 30, 2020 Valuation Report was the use of Hybrid Method and the consideration of the SPAC business combination scenario. The weightings of the Hybrid Method were based on Matterport’s consideration on the risks related to delays and the uncertainty associated with any proposed business combination transaction. The following are the key considerations in determining the value of Matterport’s shares of common stock at each valuation date.

•

In late October 2020, Matterport began seeking plans for pursuing a business combination with a SPAC, including meeting with potential SPACs and preparing for due diligence internally to accommodate potential SPAC information requests.

•

As described in the “Background of the Business Combination” section of the Registration Statement, in December 2020, The Gores Group and Matterport commenced discussions regarding a potential business combination with another SPAC affiliated with The Gores Group. In December, an initial non-binding letter of intent (“LOI”) was signed. In late December 2020, Matterport and the other SPAC affiliated with The Gores Group mutually agreed to discontinue pursuing a potential business combination, and on January 4, 2021, Matterport entered into an LOI with the Company with respect to the proposed Business Combination.

There are also a number of business factors which contributed to the increase in Matterport’s determination of the fair value of its common stock during 2020, including:

•

Geographic diversification – As discussed in the Registration Statement, Matterport’s strategy is to continue to pursue digitization and datafication of the building stock world. As of December 31, 2020, Matterport’s global reach was more than 150 countries in serving over 250,000 customer-subscribers. Matterport is continuing to invest in international expansion through industry-specific sales and marketing initiatives.

•

Business Operations – Revenue and Growth - Matterport’s business operations evolved to accommodate 87% growth in total revenue from the year ended December 31, 2019 to the year ended December 31, 2020, realizing increases in subscription, service and product

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revenues of 69%, 168% and 89%, respectively, during that period. While Matterport initially sighted the ramp-up of these revenue streams in the second quarter of 2020, service and product revenue remained strong and the company’s largest revenue stream—subscription revenue—continued to grow quarter over quarter in the second half of 2020. Additionally, Matterport began to offer data license solutions that allowed certain customers to use the company’s digital twin data for their own needs and successfully onboarded additional license revenue customers since the third quarter in 2020. Additionally, as described in MD&A, the COVID-19 pandemic did not adversely affect Matterport’s subscription and license revenue in 2020, and Matterport experienced signs of positive effects for its long-term business prospects as a result of the pandemic as businesses and consumers increasingly adopted online technologies that allowed them to manage their assets digitally and collaborate on tasks and projects via online platforms.

In applying the OPM framework to derive the equity value in the scenario where Matterport remains a private company, Matterport utilized a hybrid methodology of the DCF Method and the Calibrated Backsolve Method, both weighted at 50%. After considering the applicable DLOM of 30%, the OPM allocation method estimated the fair value of Matterport’s common stock to be $8.99 per share as of December 31, 2020, on a minority, non-marketable basis.

In applying the PWERM framework to derive the equity value in the SPAC business combination scenario, Matterport assumed 100% probability of a SPAC business combination transaction. The value at exit of the SPAC business combination scenario was estimated to be approximately $2.3 billion upon consummation of a business combination with a SPAC based on Matterport’s forecasted 2021 and 2022 revenue and comparable public companies that generally fall within the following categories: digital transformation software, next-gen data analytics, and real estate tech. The valuation specialist for the Valuation Report recognized that Matterport was smaller than many of the public companies in these categories but was growing at a quicker rate (both on a total company basis and on a subscription category basis). The valuation specialist considered the near-term growth prospects for Matterport over the next few years, expanding gross margin profile (as revenue and margin mix continues to shift towards subscription and license), and scalability of Matterport’s platform with the understanding Matterport was earlier in its growth stage than many of the comparable public companies. The time to exit in a SPAC business combination transaction was assumed to be 0.5 years, as Matterport expected to close any business combination transaction by June 30, 2021. The PWERM allocation method estimated the total estimated equity value of $2,165.54 million, which implied a fair market value of $41.41 per share of Matterport common stock. After considering the applicable DLOM of 10%, the PWERM allocation method estimated the fair value of Matterport’s common stock to be $37.26 per share.

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Applying the probability weightings for the SPAC business combination scenario and the private company scenarios set forth above, Matterport arrived at a probability-weighted fair value of its common stock of $23.13 per share as of December 31, 2020, on a minority, non-marketable basis.

February 8, 2021 Valuation	Enterprise Value	Weigh		Enterprise Value	Weight	Weighted Common Share Value
OPM Analysis			PWERM Analysis
DCF Method	$844.36M	50%	SPAC Transaction for 0.39 years	$2,744.77M	100%
GPC Method	$848.66M	50%
Common stock value	$16.67		Common stock value	$53.01
DLOM	30%		DLOM	10%
Post-DLOM Value per Share	$11.67	25%	Post-DLOM per share	$47.71	75%
Prior Valuation Fair Value						$38.70
Fair Value for Financial Reporting						$38.70

In January and early February 2021, Matterport continued to make plans for the a SPAC business combination transaction, including responding to due diligence requests from the Company and holding numerous meetings with representatives of the Company.

•	On January 4, 2021, Matterport and the Company entered a new LOI for a business combination with a fully diluted enterprise value of $2.26 billion.

•

On February 8, 2021, Matterport and the Company executed the Merger Agreement and commenced preparing the Registration Statement, with the expectation that the proposed business combination would be consummated in the second quarter of 2021.

•

In applying the OPM framework to derive the equity value in the private company scenario, Matterport utilized a hybrid methodology of DCF Method and GPC Method, each weighted at 50%. Matterport utilized the GPC Method rather than the Backsolve Method, as was used for December 31, 2020 Valuation Report, due to a lack of recent arm’s-length financings as of February 8, 2021. The OPM resulting in a weighted-average enterprise value of approximately $846.51 million, which implied a fair market value of Matterport common stock of $16.67 per share. After considering the applicable DLOM of 30%, the OPM allocation method estimated the fair value of Matterport’s common stock to be $11.67 per share as of December 31, 2020, on a minority, non-marketable basis.

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The PWERM assumed the time to exit to be 0.39 years, implying a closing of a SPAC transaction by June 30, 2021. The total estimated equity present value is $2,744.77 million as of February 8, 2021, which implies a fair market value of Matterport’s common stock to be $53.01 per share. After considering the applicable DLOM of 10%, the PWERM allocation method estimated the fair value of Matterport’s common stock to be $47.71 per share.

Matterport weighted the probability of a SPAC scenario at 75% and private company scenario at 25% in arriving at a Matterport common stock price of $38.70 per share.

The valuation techniques used for the February 8, 2021 Valuation Report were consistent with the ones used for the December 31, 2020 Valuation Report. The increase of value since December 31, 2020 was attributable to the following factors:

(1)

Matterport considered the likelihood of consummating a SPAC business combination increased significantly since December 31, 2020 as a result of Matterport’s execution of a definitive merger agreement with the Company on February 8, 2021. As a result, the probability of a successful consummation of a SPAC business combination was increased to 75% (probable) as of February 8, 2021 from the original 50% (more likely than not) as of December 31, 2020.

(2)

The increase of value at exit in connection with a SPAC business combination transaction: The present value of the value at exit used in the February 8, 2021 Valuation Report was $2,744.8 million as of February 8, 2021, as compared to $2,165.5 million as of December 31, 2020. This increase was attributable to Matterport’s execution of a definitive merger agreement with the Company on February 8, 2021, after considering the aggregate merger consideration payable to the holders of Matterport’s stock, all funds held by and immediately available to the Company, the proceeds from the PIPE Investment and the number of shares of the Company’s common stock that would be outstanding on a fully diluted basis as of the closing of the business combination.

Comparison of Most Recent Valuations for Options/RSUs granted to the Fair Value of the Shares of Matterport Common Stock as Determined by the Exchange Ratio

Based on the implied exchange ratio of 4.19027 shares of the Company’s common stock to be received for each share of Matterport common stock in the proposed business combination, and the deemed $10.00 per share issuance price as reflected in the definitive merger agreement executed by the Company and Matterport, the estimated effective fair value of Matterport’s common stock is $41.90 per share. The fair value of Matterport’s common stock of $38.70 as of February 8, 2021, which is the most recent valuation date for options/RSUs granted as of that date reflected a fair value that is aligned with the inherent value of the contemplated business combination with the Company.

Ms. Alexandra Barone May 28, 2021 Page 15

Conclusion

In light of the above analysis, Matterport respectfully advises the Staff that the estimated fair value of Matterport’s common stock used as the basis for determining stock-based compensation expense in connection with recent grants of stock options and RSUs was reasonable and appropriate, as Matterport’s valuations have demonstrated growth over the period commensurate with the overall developments of Matterport’s business activities in 2020.

Description of Securities, page 249

8.

Comment: Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 264 to reflect the Staff’s comment.

Beneficial Ownership of Securities, page 291

9.

Comment: Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Guggenheim Partners, LLC and Suvretta Capital Management, LLC.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has provided additional disclosure on page 307 to reflect the Staff’s comment. The Company advises the Staff that, with respect to Guggenheim Capital, LLC and Suvretta Capital Management, LLC identified in the beneficial ownership table, the Company’s information is necessarily based on the 13G reports filed with the Commission. The Company advises the Staff that the 13G report filed by Guggenheim Capital, LLC does not disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Guggenheim Capital, LLC.

Ms. Alexandra Barone May 28, 2021 Page 16

Notes to Consolidated Financial Statements, page F-23

10.	Please disclose the amount of long-lived assets located in the United States and in foreign countries. Refer to ASC 280-10-50-41.b.

Response: The Staff’s comment is noted. With respect to the Staff’s comment regarding ASC 280-10-50-41 (b), Matterport agrees that disclosure of long-lived assets is required for its country of domicile and for those attributable to all other countries in total. Matterport also agrees that, if material, separate disclosure is required for each individual foreign country under ASC 280-10-50-41.

Matterport respectfully advises the Staff that, as currently disclosed on pages F-45 and F-77 of Amendment No. 1, substantially all of Matterport’s long-lived assets are located in the United States. Only 1% of Matterport’s long-lived assets are attributable to all foreign countries as of the periods presented. Matterport will provide disclosure of long-lived assets attributable to all foreign countries and for each individual foreign country, if material, in future filings.

Ms. Alexandra Barone May 28, 2021 Page 17

If you have any questions or would like further information concerning the responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Ryan J. Maierson, Esq.

Thomas Brandt, Esq.